EXHIBIT 12.1

FEDEX CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Six Months Ended November 30,		Year Ended May 31,
	2014	2013	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$1,908	$1,558	$3,289	$2,455	$3,141	$2,265	$1,894
Add back:
Interest expense, net of capitalized interest	102	64	160	82	52	86	79
Amortization of debt issuance costs	2	2	4	5	5	16	14
Portion of rent expense representative of interest factor	441	442	876	864	797	852	806

Earnings as adjusted	$2,453	$2,066	$4,329	$3,406	$3,995	$3,219	$2,793

Fixed Charges:
Interest expense, net of capitalized interest	$102	$64	$160	$82	$52	$86	$79
Capitalized interest	16	16	29	45	85	71	80
Amortization of debt issuance costs	2	2	4	5	5	16	14
Portion of rent expense representative of interest factor	441	442	876	864	797	852	806

	$561	$524	$1,069	$996	$939	$1,025	$979

Ratio of Earnings to Fixed Charges	4.4	3.9	4.0	3.4	4.3	3.1	2.9